

Mail Stop 3720

June 20, 2007

Shirley J. Linn, Esq.
General Counsel
FairPoint Communications, Inc.
521 East Morehead Street, Suite 250
Charlotte, NC 28202

> **Re:** **FairPoint Communications, Inc.**
> **Amendment No. 2 to Form S-4**
> **Filed June 11, 2007**
> **File No. 333-141825**

Dear Ms. Linn:

We have reviewed your filing and your response letter submitted on June 11, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please file a form of proxy card with the next amendment to your registration statement.

Summary, page 10

The Merger, page 12

2.   Clarify the meaning of the statement that "in FairPoint's sole discretion" an additional $5 million will be awarded to Lehman Brothers. Disclose the purpose of this additional $5 million payment and the factors FairPoint will consider when

deciding whether to pay an additional $5 million in advisory fees to Lehman Brothers. Provide similar, but more detailed, disclosure in the "Background of the Merger" section.

Regulatory Matters, page 13

3.   Update your discussion to provide a brief summary of the status of any required regulatory approvals and compliance, as required by Item 3(i) of Form S-4. In this regard, we note recent developments relating to L.D. 1866 and the heightened standards that bill (if approved) would require the Maine Public Utilities Commission to follow when approving transactions such as the proposed merger between FairPoint and Northern New England Spinco. Please briefly summarize the nature of and status of this bill in the "Regulatory Matters" section, and include more detailed disclosure of the required regulatory approvals and the status of those approvals in the "Regulatory Approvals" (page 86) section of your document.

Background of the Merger, page 52

4.   We continue to disagree with your analysis—provided in response to our prior comment 2—that the valuation reports Morgan Stanley and Lehman Brothers provided to the Board of Directors are not materially related to the transaction. The FairPoint Board of Directors, prior to unanimously approving the merger, obtained valuation materials and reports (prepared by Morgan Stanley and Lehman Brothers who were engaged as financial advisors to the company) from management on the proposed transaction and reviewed those materials during the deliberations. The Commission has stated, in the Adopting Release for Form S-4, that "Item [4(b)] requires that if the registrant or the company being acquired has obtained a report, opinion or appraisal from an outside party as to the transaction and refers to such opinion in the prospectus, then the information called for by Item 9(b)(1) of Schedule 13E-3 must be furnished." Business Combination Transactions; Adoption of Registration Form, Release No. 33-6578 (Apr. 23, 1985) at [*28]. As requested by our prior comment 2, please provide full Item 4(b) disclosure about each of Morgan Stanley's and Lehman Brothers' reports, opinions, or appraisals, and as required by Item 21(c) of Form S-4, provide the reports as exhibits (or annexes) and file the consents of each party. Furthermore, provide us with any analyses, reports, presentations, or similar materials, including projections and forecasts, provided to or prepared by each of Morgan Stanley and Lehman Brothers in connection with rendering their valuations. We may have further comment upon receipt of these materials.

<u>6. Employee Benefits, page F-84</u>

5.   We note your response to our prior comment 16. Please revise your disclosures to provide the approximate number of Spinco employees for whom pension and other post retirement benefits will be assumed by the registrant in connection with the merger.

<center>*   *   *   *</center>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Derek B. Swanson, Attorney-Adviser, at (202) 551-3366, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Jeffrey J. Pelligrino
       Paul, Hastings, Janofsky & Walker LLP
       Via Facsimile: (212) 230-7697